19011387

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37613

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2018 (MM/DD/YY) AND ENDING 06/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Western Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

669 Airport Frwy, Ste 409
(No. and Street)

Hurst	TX	76053
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randal E. Ferguson 817-553-1492
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

SEC Mail Processing

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

AUG 2 7 2019

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Randal E. Ferguson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Western Securities, Inc., as of June 30, 20 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

ROCHELLE M. KNIGHT
My Notary ID # 124370876
Expires October 22, 2022

Rochelle M. Knight

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Western Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Western Securities, Inc. as of June 30, 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended June 30, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of First Western Securities, Inc. as of June 30, 2019, and the results of its operations and its cash flows for the year ended June 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of First Western Securities, Inc.'s management. Our responsibility is to express an opinion on First Western Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to First Western Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of First Western Securities, Inc.'s financial statements. The supplemental information is the responsibility of First Western Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as First Western Securities, Inc.'s auditor since 2019.

Celeste, Texas
August 19, 2019

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

FIRST WESTERN SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULES REQUIRED BY THE
SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED JUNE 30, 2019
AND
SUPPLEMENTAL REPORT ON EXEMPTION REPORT

FIRST WESTERN SECURITIES, INC.
INDEX
JUNE 30, 2019

FIRST WESTERN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2019

ASSETS

Cash	$	55,405		
Commissions reccivable		174,064		
Related party receivable		17,245		
Clearing deposit		70,298		
Furniture and equipment, at cost, less accumulated depreciation of $22,623		380		
TOTAL ASSETS			$	317,392

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES				
Commissions and wages payable	$	167,686		
Accounts payable		11,831		
Total Liabilities			$	179,517
STOCKHOLDERS' EQUITY				
Common stock, $.01 par value, 1,200,000 shares authorized, 889,676 shares issued and outstanding		8,897		
Additional paid-in capital		78,639		
Retained earnings		50,339		
Total Stockholders' Equity				137,875
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	317,392

The accompanying notes to financial statements are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2019

REVENUES				
Securities commissions	$	383,836		
Insurance commissions		783,920		
Mutual fund commissions		480,719		
Investment advisory fees		427,375		
Interest income		7,511		
Total Revenues			$	2,083,361
EXPENSES				
Compensation and related costs		1,696,062		
Clearing charges		91,202		
Occupancy		75,507		
Technology and communication		150,855		
Regulatory fees and expenses		13,771		
Professional fees		47,549		
Other expenses		28,786		
Total Expenses				2,103,732
LOSS BEFORE FEDERAL INCOME TAX				(20,371)
FEDERAL INCOME TAX				-
NET LOSS			$	(20,371)

The accompanying notes to financial statements are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2019

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
BALANCES - July 1, 2018	$ 8,897	$ 78,639	$ 70,710	$ 158,246
Net loss	-	-	(20,371)	(20,371)
BALANCES - June 30, 2019	$ 8,897	$ 78,639	$ 50,339	$ 137,875

The accompanying notes to financial statements are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2019

CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$	(20,371)		
Adjustments to reconcile net loss to net cash used by operating activities:				
(Increase) decrease in operating assets:				
Commissions receivable		(35,397)		
Clearing deposit		(1,493)		
Federal income tax receivable		22,011		
Related party receivable		(10,200)		
Increase (decrease) in operating liabilities:				
Commissions and wages payable		42,161		
Accounts payable		236		
Net Cash Used by Operating Activities			$	(3,053)
NET DECREASE IN CASH				(3,053)
CASH - Beginning of Year				58,458
CASH - End of Year			$	55,405

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

There was no cash paid during they year for interest or income taxes.

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 - ORGANIZATION AND OPERATIONS

First Western Securities, Inc. (the Company) was organized in 1987 as a Texas corporation. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and as an investment advisor. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, will clear securities transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer, and promptly transmit customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries the accounts of the customers and maintains and preserve all related books and records as are customarily kept by a clearing broker-dealer.

The Company is an independent full service broker-dealer and investment advisor. The Company's operations consist primarily of providing securities brokerage, insurance brokerage, and management and investment advisory services to individuals located in Texas and Oklahoma.

In January 1999, the Company's shareholders entered into a Trust Agreement for the purpose of concentrating the vote of their shares into a clear and definite policy of management under the discretion of the Trustee, who is also the Company's majority shareholder.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FURNITURE AND EQUIPMENT

Furniture and equipment are recorded at cost and depreciated over their estimated useful lives, using the straight-line method. The estimated useful lives on furniture and equipment range from three to five years. There was no depreciation expense for the year ended June 30, 2019.

INCOME TAXES

The Company recognizes and discloses its tax positions in accordance with Accounting Standards Codification No. 740, which requires the disclosure of uncertain tax positions and related penalties and interest recognized in the financial statements. The Company has not maintained any tax positions which it believes would not be reasonably sustainable upon examination by a taxing authority. Accordingly, no related penalties or interest were recognized in the financial statements.

As of June 30, 2019, open Federal tax years subject to examination include the tax years ended June 30, 2016 through June 30, 2018.

The Company is also subject to state income taxes.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

REVENUE RECOGNITION

The Financial Accounting Standards Board (FASB), issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under U.S. GAAP (FASB Accounting Standards Codification 606). The Company adopted this standard effective July 1, 2018 using the modified retrospective approach which had no effect on the Company's reported financial position or results of operations.

Securities Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Securities commissions also include commission on alternative investments, interest rebates on customer accounts, and other revenue related to customer accounts which is recorded on the trade date.

Mutual Fund and Insurance Commissions

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors and insurance companies to issue variable annuity contracts. The Company may receive distribution fees and variable annuity fees paid by the funds and insurance companies up front, over time, upon the investor's exit from the fund and annuity contracts (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities or variable annuity contracts to investors and as such this is fulfilled on the trade date or variable annuity contract funding date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares or annuity contracts at future points in time as well as the length of time the investor remains in the fund and annuity contracts, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe it can overcome this constraint until the market value of the funds and annuity contracts and the investor activities are known, which are either monthly or quarterly. Distribution and annuity contract fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investment Advisory Fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly in arrears. Fees are recognized as revenue monthly as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

NOTE 3 – TRANSACTIONS WITH CLEARING BROKER-DEALER

The Company has a clearing agreement with First Clearing, a trade name of Wells Fargo Clearing Services, LLC, a national clearing broker-dealer, to provide clearing, execution, and other related securities services. There is a minimum clearing and execution fee of $60,000 per year. The agreement also requires the Company to maintain a minimum of $50,000 in a deposit account with the clearing broker-dealer.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2019, the Company had net capital of $120,250 that was $70,250 in excess of its required net capital of $50,000. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company's ratio of aggregate indebtedness to net capital was 1.49 to 1.

NOTE 5 - INCOME TAXES

The Company has a current year tax loss; therefore, there is no provision for current federal income taxes. The Company has a net operating loss carry forward of approximately $19,000 available to offset future taxable income, which begins expiring in 2039. The net operating loss carryforward creates a deferred tax asset of approximately $4,000, which is fully reserved with a valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

NOTE 6 - EMPLOYEE BENEFIT PLAN

The Company adopted a 401(k) Profit Sharing Plan during the year ended June 30, 1993, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting length of service requirements. The Company does not have a matching contribution obligation. During the year ended June 30, 2019, the Company elected to make a discretionary contribution of $500.

NOTE 7 – OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution and settlement of customer securities transactions on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries accounts of the Company's customers and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill their contractual obligations wherein the clearing-broker dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company has commissions receivable and a clearing deposit held by and due from its clearing broker-dealer of $20,348 and $70,298, respectively, totaling $90,646, or approximately 29% of total assets as June 30, 2019.

NOTE 8 – SUBORDINATED LIABILITIES

No statement regarding changes in liabilities subordinated to claims of general creditors is required as no subordinated liabilities existed at any time during the year.

NOTE 9 - OPERATING LEASE

The Company leases office space under a non-cancelable operating lease expiring March 31, 2021. The lease payments are guaranteed by the Company's majority shareholder. Lease expense for the year ended June 30, 2019 was $74,705. The future minimum rental payments based upon the base amounts, plus estimated costs, under the noncancelable operating lease is as follows:

Years Ending June 30,	Amount
2020	$ 78,031
2021	55,847
Total	$ 133,878

NOTE 10 - RELATED PARTY TRANSACTIONS

The Company has a receivable from the majority shareholder of $17,245 at June 30, 2019. The amount is non-interest bearing and due on demand.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated and disclosed subsequent events through August 19, 2019, which is the date that the financial statements were available to be issued.

In February 2016, the FASB approved ASU 2016-02, *Leases (Topic 842)*. The ASU is designed to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the Statement of Financial Condition and disclosing key information about leasing arrangements. The ASU is effective for the Company for the fiscal year beginning after December 15, 2018. The Company adopted ASU 2016-02 effective July 1, 2019, which resulted in the recording of a right-of-use asset and lease liability each of approximately $120,000.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF JUNE 30, 2019

SCHEDULE I

FIRST WESTERN SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2019

NET CAPITAL		
Total stockholders' equity	$	137,875
Deductions		-
Total Stockholders' Equity Qualified for Net Capital		137,875
Allowable credits or other deductions		-
Total Capital and Allowable Credits		137,875
Deductions and/or Charges		
Non-allowable assets:		
Related party receivable		17,245
Property and equipment - net of accumulated depreciation		380
Total Deductions and/or Charges		17,625
Net Capital Before Haircuts on Securities Positions		120,250
Haircuts on Securities		-
Net Capital	$	120,250
AGGREGATE INDEBTEDNESS		
Commissions and wages payable	$	167,686
Accounts payable		11,831
Total Aggregate Indebtedness	$	179,517
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required pursuant to Rule 15c3-1	$	50,000
Excess net capital at 1500% (or $50,000, whichever is greater)	$	70,250
Ratio of aggregate indebtedness to net capital		1.49 to 1

NOTE: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17a-5 as of June 30, 2019.

See accompanying report of independent registered public accounting firm.

SCHEDULE II

FIRSTWESTERN SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2019

First Western Securities, Inc. is exempted from Rule 15c3-3 of the Securities and Exchange Commission by subparagraph (k)(2)(ii) of that rule, and as a result, the Computation for Determination of the Reserve Requirement under Exhibit A of Rule 15c3-3 is not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Western Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Western Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Western Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (exemption provisions) and (2) First Western Securities, Inc. stated that First Western Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. First Western Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Western Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
August 19, 2019

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

First Western Securities, Inc.
669 Airport Freeway, Suite 409, Hurst, TX 76053
817-553-1492 Direct / 817-553-2695 Fax
800-327-1279 Toll Free
Sound financial guidance since 1987.

EXEMPTION REPORT

First Western Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k):(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. § 40.15c3-3 throughout the most recent fiscal year without exception.

I Randal E. Ferguson, swear (or affirm) that to the best of my knowledge and belief this Exemption Report is true and correct.

By: Randal E. Ferguson

Title: President

Date: August 14, 2019

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
First Western Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by First Western Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating First Western Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2019. First Western Securities, Inc.'s management is responsible for its Form SIPC-7 and its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2019, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on First Western Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

This report is intended solely for the information and use of First Western Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
August 19, 2019